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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO
SCHEDULE 13D

Under the Securities Exchange Act of 1934

SBS Broadcasting S.A.
(formerly Scandinavian Broadcasting System S.A.)
(Name of Issuer)

Ordinary Shares of Euro 2
(Title of Class of Securities)

L8137F-10-2
(CUSIP Number)

Legal Department
UnitedGlobalCom, Inc.
4643 South Ulster Street
Suite 1300
Denver, Colorado 80237
(303) 770-4001
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 10, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 8 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. L8137F-10-2	SCHEDULE 13D

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only): UnitedGlobalCom, Inc.[1] 84-1602895

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐
(b) ☒

(3) SEC Use Only

(4)	Source of Funds (See Instructions): WC

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization: Delaware

Number of Shares	(7)	Sole Voting Power 0
Beneficially
Owned by Each Reporting	(8)	Shared Voting Power 6,000,000
Person With
	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 6,000,000

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,000,000

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

(13)	Percent of Class Represented by Amount in Row (11) 20.97%

(14)	Type of Reporting Person (See Instructions): CO/HC

UnitedGlobalCom, Inc. (the "Reporting Person") indirectly owns 53.1% of the outstanding ordinary shares of United Pan-Europe Communications N.V. ("UPC"). UPC, in turn, indirectly owns 100% of UPC Investments I B.V. ("UPC Investments") which owned the ordinary shares that are the subject to this Schedule 13D amendment. UPC Investments transferred those ordinary shares to UPC. UGC directly owns 100% of the issued and outstanding shares of United CMH Holdings, Inc. ("United CMH"). United CMH assigned its rights to purchase the ordinary shares that are the subject of this Schedule 13D amendment to UnitedGlobalCom Europe B.V. ("UGC Europe"), a company with limited liability organized under the laws of The Netherlands and a wholly-owned subsidiary of UGC. As reported in this Schedule 13D amendment, UGC Europe acquired from UPC the ordinary shares that are the subject of this Schedule 13D amendment.

Item 1. Security and Issuer.

        This Amendment No. 1 amends and supplements the Schedule 13D (the "Schedule 13D") filed on February 25, 2003 by UnitedGlobalCom, Inc., a Delaware corporation (the "Reporting Person") relating to 6,000,000 of the ordinary shares of €2.00 each (the "Shares") of SBS Broadcasting S.A. (the "Company"), a joint stock company organized and existing under the laws of Luxembourg. Information in the Schedule 13D remains in effect except to the extent that it is superseded and/or supplemented by the information contained in this Amendment No. 1.

        The principal executive offices of the Company are located at 8-10 rue Marthias Hardt, L-1717, Luxembourg, Luxembourg.

Item 2. Identity and Background.

        The last sentence of the second paragraph of Item 2(c) is hereby deleted in its entirety and replaced with the following:

        "Prior to the transfer of the Shares that is the subject of this amendment to Schedule 13D, the Shares were held by a 100% subsidiary of UPC. The Reporting Person owns 100% of the outstanding shares of UnitedGlobalCom Europe B.V., a private company with limited liability organized under the laws of The Netherlands ("UGC Europe"). UGC Europe acquired the Shares from UPC following the transfer of the Shares to UPC from such subsidiary of UPC."

Item 3. Source and Amount of Funds or Other Consideration.

        The last sentence of Item 3 is deleted in its entirety and replaced with the following:

        "The funds for the acquisition of the Shares came from working capital."

Item 4. Purpose of Transaction.

        The second paragraph of Item 4 is hereby amended and restated in its entirety to read as follows:

  "On December 3, 2002, UPC commenced a voluntary Chapter 11 case (the "Chapter 11 Case") in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"). In order to further UPC's reorganization efforts and to enable it to consummate a plan of reorganization in the Chapter 11 Case, as described in Item 6, the Shares were transferred to UPC and UPC sold the Shares to UGC Europe, in accordance with the terms and conditions of the purchase and sale agreement by and between United CHM Holdings, Inc., a wholly-owned subsidiary of the Reporting Person ("CMH") and UPC, dated as of March 5, 2003 (the "Purchase Agreement") (a copy of which is attached hereto as Exhibit 4). CMH assigned its rights to purchase the shares to UGC Europe. As further described in Item 6, the Shares were transferred to UPC on April 9, 2003. UPC sold the Shares to UGC Europe on April 9, 2003. The transfer and sale of the Shares were authorized by an order of the Bankruptcy Court approving such sale under Sections 363 and 1146 of Title 11 of the United States Code (a copy of which is attached hereto as Exhibit 3) and approved by the Administrator (the "Administrator") appointed by the Amsterdam Court (Rechtbank) to oversee the operations of UPC. The total consideration paid for the purchase of all 6,000,000 Shares was one hundred million euros (€100,000,000)."

Item 5. Interest in Securities of the Issuer.

        The first paragraph of Item 5 is hereby amended and restated in its entirety to read as follows:

        "As a result of the transfer and sale of the Shares described in Item 4, at the close of business on April 9, 2003, UGC Europe, a wholly-owned subsidiary of the Registrant, beneficially owns the Shares."

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        The first three paragraphs of Item 6 are deleted in their entirety and replaced with the following:

        "As reported in the Schedule 13D filed by the Registrant on February 25, 2003, the Shares were originally owned by UPC Investments I B.V., an indirect wholly-owned subsidiary of UPC ("UPC Investments"). UPC Investments declared and paid a dividend in kind on its share capital to the sole holder of such share capital, UPC Intermediates B.V. ("Intermediates"), and transferred the Shares of the Company to Intermediates as a dividend in kind.

        Intermediates declared and paid a dividend in kind on its share capital to the sole holder of such share capital, UPC, and transferred the Shares of the Company to UPC as a dividend in kind.

        As described in Item 4, the Reporting Person entered into the Purchase Agreement pursuant to which UPC sold the Shares of the Company to UGC Europe for an amount in cash equal to one hundred million euros (€100,000,000). The sale of the Shares took place on April 9, 2003."

Item 7. Material to be Filed as Exhibits.

  3.
  Order Authorizing (A) Transfer of Shares of SBS Broadcasting S.A. to the United Pan-Europe Communications N.V., (B) Sale of Shares and (C) Assumption and Assignment of Related Agreement, together with the form of purchase and sale agreement to be entered into by and between United Pan-Europe Communications N.V. and an affiliate of UnitedGlobalCom, Inc.*

  4.
  Share Purchase and Sale Agreement by and between United CMH Holdings Inc. and United Pan-Europe Communications N.V., dated as of March 5, 2003.**

*
Incorporated by reference from Exhibit 99.1 of UPC's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 5, 2003.

**
Incorporated by reference from Exhibit 6 of Amendment No. 1 to Schedule 13D filed by UPC and UPC Investments on April 9, 2003 (File No. 005-44181).

Signatures

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2003

UnitedGlobalCom, Inc.
By:	/s/ VALERIE L. COVER Name: Valerie L. Cover Title: Vice President

INDEX TO EXHIBITS

Exhibit No.	Exhibit
3.	Order Authorizing (A) Transfer of Shares of SBS Broadcasting S.A. to the United Pan-Europe Communications N.V., (B) Sale of Shares and (C) Assumption and Assignment of Related Agreement, together with the form of purchase and sale agreement to be entered into by and between United Pan-Europe Communications N.V. and an affiliate of UnitedGlobalCom, Inc.*
4.	Share Purchase and Sale Agreement by and between United CMH Holdings Inc. and United Pan-Europe Communications N.V., dated as of March 5, 2003.**

*
Incorporated by reference from Exhibit 99.1 of UPC's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 5, 2003.

**
Incorporated by reference from Exhibit 6 of Amendment No. 1 to Schedule 13D filed by UPC and UPC Investments on April 9, 2003 (File No. 005-44181).

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  Item 1. Security and Issuer.
  Item 2. Identity and Background.
  Item 3. Source and Amount of Funds or Other Consideration.
  Item 4. Purpose of Transaction.
  Item 5. Interest in Securities of the Issuer.
  Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
  Item 7. Material to be Filed as Exhibits.
Signatures
INDEX TO EXHIBITS